# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Energys Group Ltd, CIK 0001971828
CUSIP: 000000000
Title of class of securities: Class B Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Franklyn House, Daux Road, Billingshurst, West Sussex, United Kingdom (X0), RH14 9SJ
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0002065674
Persons authorized to receive notices and communications: LAU Michael Kwok Yan, Franklyn House, Daux Road,Billingshurst, West Sussex, United Kingdom (X0), RH14 9SJ, 44 1403 786212

## Reporting persons
- LAU Michael Kwok Yan (CIK 0002065674): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 1,048,470; shared voting power 9,756,900; sole dispositive power 1,048,470; shared dispositive power 9,756,900; aggregate amount beneficially owned 10,805,370 (98.9% of the class)
- Moon Shadow Global Limited (CIK 0002162532): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 9,756,900; sole dispositive power 0; shared dispositive power 9,756,900; aggregate amount beneficially owned 9,756,900 (89.3% of the class)
- Moonglade Investment Limited (CIK 0002066536): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 9,756,900; sole dispositive power 0; shared dispositive power 9,756,900; aggregate amount beneficially owned 9,756,900 (89.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, par value $0.0001
Name of issuer: Energys Group Ltd
Address of issuer's principal executive offices: Franklyn House, Daux Road, Billingshurst, West Sussex, United Kingdom (X0), RH14 9SJ

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by LAU Michael Kwok Yan ("LAU"), Moon Shadow Global Limited ("Moon Shadow") and Moonglade Investment Limited ("Moonglade") (together, the "Reporting Persons").
Residence or business address: Flat A, 5/F Leapont Centre,18-28 Wo Liu Hang Road, Sha Tin, N.T., Hong Kong
Present principal occupation or employment: LAU is an Executive Director and the Chief Technology Officer of the Issuer; Moon Shadow and Moonglade are holding companies.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: LAU is a citizen of Australia; Moon Shadow and Moonglade are British Virgin Islands corporations.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No consideration was paid for the Class B Ordinary Shares owned by the Reporting Persons as they were issued pursuant to the re-classification and re-designation by the Issuer of its Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold the Class B Ordinary Shares of the Issuer for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
LAU beneficially owns 10,805,370 Class B Ordinary Shares (99.0%) as of the date of filing this Statement, 9,650,000 of which are owned of record by Moonglade, 1,048,470 of which LAU has a right to acquire through conversion of Series A Convertible Preferred Shares of the Issuer that are owned of record by LAU and 106,900 of which LAU has a right to acquire through conversion of Series A Convertible Preferred Shares of the Issuer that are owned of record by Moonglade.

Moon Shadow beneficially owns 9,756,900 Class B Ordinary Shares (89.4%) as of the date of filing this Statement by virtue of its 69.7% ownership of Moonglade.

Moonglade beneficially owns 9,756,900 Class B Ordinary Shares (89.4%) as of the date of filing this Statement, 9,650,000 of which are owned of record by it and 106,900 of which Moonglade has a right to acquire through conversion of Series A Convertible Preferred Shares of the Issuer that are owned of record by it.

Calculation of the percentages of ownership are based on 10,929,250 Class B Ordinary Shares of the Issuer issued and outstanding or underlying Series A Convertible Preferred Shares of the Issuer that are issued and outstanding as of the date of this Statement as indicated in the Registration Statement on Form F-3 of the Issuer filed with the SEC on July 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 13 on each cover page to this Schedule 13D, which are incorporated by reference into this Item 5(b). LAU directly owns 100% of the outstanding shares of Moon Shadow and is the sole director of Moon Shadow and of Moonglade. Moon Shadow directly owns 69.7% of the outstanding shares of Moonglade.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- LAU Michael Kwok Yan: /s/ LAU Michael Kwok Yan, LAU Michael Kwok Yan (11/09/2026)
- Moon Shadow Global Limited: /s/ LAU Michael Kwok Yan, LAU Michael Kwok Yan, Sole Director (11/09/2026)
- Moonglade Investment Limited: /s/ LAU Michael Kwok Yan, LAU Michael Kwok Yan, Sole Director (11/09/2026)
Comment: None